February 14, 2006

FOLEY & LARDNER LLP
ATTORNEYS AT LAW
100 NORTH TAMPA STREET, SUITE 2700
TAMPA, FL 33602-5810
P.O. BOX 3391
TAMPA, FL 33601-3391
813.229.2300 TEL
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www.foley.com
WRITER’S DIRECT LINE
813.225.4132
svazquez@foley.com EMAIL
CLIENT/MATTER NUMBER
062190-0101

Kurt Murao, Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hollywood Media Corp. Registration Statement on Form S-3 Filed January 6, 2006 File No. 333-130903 Form 10-Q for the Fiscal Quarter Ended September 30, 2005 File No. 1-14332
Dear Mr. Murao:
     On behalf of our client, Hollywood Media Corp., a Florida corporation (the “Company” or “Hollywood Media”), we hereby provide the following responses to the Staff’s comments regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and Form 10-Q, as set forth in the Staff’s letter, dated February 2, 2006. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.
Comment No. 1:
Form S-3
     According to your disclosure and the Notes Purchase Agreement dated November 22, 2005, should you exercise your right to extend the maturity of the senior notes for six months, you will deliver to the note holders additional five-year extension warrants to purchase an aggregate of 100,000 shares of common stock. Please note that if you continue to issue privately additional convertible securities after filing the resale registration statement for the securities underlying the previously sold convertible securities, the continuation of the same offering calls into question the Section 4(2) exemption generally claimed for the entire convertible securities offering. Refer to Securities Act Section 3S(b) of the Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations (March 1999 Supplement). In addition, the investor does not appear to be at market risk since the exercise price of the extension warrants is not fixed. Please tell us the

BOSTON	JACKSONVILLE	NEW YORK	SAN DIEGO/DEL MAR	TAMPA
BRUSSELS	LOS ANGELES	ORLANDO	SAN FRANCISCO	TOKYO
CHICAGO	MADISON	SACRAMENTO	SILICON VALLEY	WASHINGTON, D.C.
DETROIT	MILWAUKEE	SAN DIEGO	TALLAHASSEE	WEST PALM BEACH

United States Securities and Exchange Commission
February 14, 2006

exemption relied upon for the private placement of the senior notes and warrants and how the possible future issuance of the extension warrants impacts the availability of the exemption. In particular, please address how the private placement has been completed prior to the filing of the registration statement in light of the extension warrants that may be issued after the filing of the resale registration statement.
Response:
     Hollywood Media relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder for the private placement of its senior notes and warrants. As described below, this private placement was completed prior to the filing of the Company’s resale registration statement on Form S-3.
     As described in the registration statement to which the Staff’s letter relates, on November 23, 2005, Hollywood Media completed the closing of its Note Purchase Agreement dated November 22, 2005 with a group of institutional lenders. The Note Purchase Agreement and related documents provided for:
     (i) Hollywood Media’s issuance and sale to such purchasers of $7,000,000 in aggregate principal amount of Hollywood Media’s senior unsecured, non-convertible notes due November 23, 2006 (the “senior notes”),
     (ii) the issuance by Hollywood Media to such purchasers of five-year warrants to purchase an aggregate of 700,000 shares of Hollywood Media’s common stock at an exercise price of $4.29 per share (the “initial warrants”), and
     (iii) Hollywood Media’s right, in its sole discretion, to extend the maturity of the senior notes up to six months in exchange for the delivery to the note holders of additional five-year warrants to purchase an aggregate of 100,000 shares of Hollywood Media’s common stock (“extension warrants”) at an exercise price per share with respect to such 100,000 shares equal to the lesser of (a) the average volume weighted average price of Hollywood Media’s common stock for the twenty trading days immediately preceding November 23, 2006 or (b) $4.29.
     As stated above, Hollywood Media relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder for the foregoing private offering. In connection with such exemptions, Hollywood Media relied upon representations from each of the selling shareholders to the effect that, among other things, it is an accredited investor and bought the securities for its own account, for investment purposes and not with a view toward the distribution of such securities.
     The possible future issuance of the extension warrants does not jeopardize the availability of the Rule 506 safe harbor or the Section 4(2) exemption because the purchasers’ investment decision regarding the extension warrants was completed upon the closing of the transactions contemplated by the Note Purchase Agreement on November 23, 2005. At that time, the investors had made their investment decision with respect to the extension warrants. Beginning on November 23, 2005, and

United States Securities and Exchange Commission
February 14, 2006

at the time Hollywood Media filed its registration statement, the investors were irrevocably bound under the terms of the Note Purchase Agreement to acquire a set number of extension warrants in the event that Hollywood Media chooses to exercise its right to extend the maturity of the senior notes.
     Section 3S(b) of the Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations (March 1999 Supplement), cited in the Staff’s comment letter, states that an issuer may register the resale of securities by an investor prior to their issuance if the issuer has completed a Section 4(2) exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. Interpretation 3S further provides that in that instance, the investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio. Please note that Hollywood Media’s registration statement does not seek to register the resale of the unissued extension warrants or the shares of common stock issuable upon exercise of such extension warrants.
     Hollywood Media acknowledges that under Interpretation 3S, its private placement must be complete in order to register for resale all or part of the securities sold in its private placement transaction (in this case, the common stock issuable upon exercise of the initial warrants). As noted above, under the terms of the senior notes, the investors have no discretion as to their receipt of Hollywood Media’s extension warrants or any terms thereof, since such warrants are issuable only if Hollywood Media elects, in its sole discretion, to extend the maturity of the senior notes. There are no conditions to the issuance of the extension warrants that are within the investors’ control, such as the right to decline the warrants and keep the original maturity date of the notes. Although the exercise price of the extension warrants is determined by a stated formula, which utilizes the future market price of the common stock, the investors’ obligation to accept the extension warrants does not depend on such market price. In short, Hollywood Media completed a Section 4(2) exempt offering of its senior notes, warrants and extension warrants before filing its registration statement, and therefore, it consummated a valid PIPE transaction as set forth in Interpretation 3S. For the reasons set forth above, Hollywood Media’s ability to issue extension warrants in the future does not change that result.
Comment No. 2:
Selling Shareholders, page 14
     Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, please tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.
Response:
     The Company has surveyed each selling shareholder to determine whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. Please be advised that none of the

United States Securities and Exchange Commission
February 14, 2006

selling shareholders whose shares are included in the prospectus are broker-dealers or affiliates of broker-dealers.
Comment No. 3:
     If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please provide: an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:
•	how long the selling shareholders have held the securities;

•	the circumstances under which the selling shareholders received the securities;

•	the selling shareholders’ relationship to the issuer;

•	the amount of securities involved;

•	whether the sellers are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.
     Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
•	the seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Response:
     See the Company’s response to Staff comment number 2 above.
Comment No. 4:
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
Controls and Procedures, page 47
     We note your disclosure that your disclosure controls and procedures were not effective “[t]o ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.” Since you have included a portion of the definition of disclosure controls and procedures in your disclosure, please include the entire definition. In future filings, please revise to clarify, if true, that your disclosure controls and

United States Securities and Exchange Commission
February 14, 2006

procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Response:
     In future filings Hollywood Media will include such requested additional portion of the definition of “disclosure controls and procedures” when that definition is used in its disclosures regarding management’s evaluation of Hollywood Media’s disclosure controls and procedures. We understand from our discussion with the Staff that the Staff is not asking Hollywood Media to amend such 10-Q or other prior filings with respect to this Staff comment.
Comment No. 5:
     We note your disclosure that “[O]ther than as described below, there have been no changes in Hollywood Media’s internal control over financial reporting...” Please revise to state clearly, if true, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Further, you state that the changes are “described below,” however, it does not appear that you have provided the description. Accordingly, please describe to us the changes in your internal control over financial reporting during the last fiscal quarter, and in future filings, please revise to include this disclosure. Refer to Item 308(c) of Regulation S-K.
Response:
     Please note that the intended responsive descriptions of changes to internal controls are set forth in the referenced 10-Q, in the remediation descriptions in Item 4, above the paragraph that is referenced in the Staff’s Comment No. 5. This will also be clarified in future filings.
     Comment No. 6:
Exhibit 31
     We note that you refer to the title of the certifying individual in the first line of the certification. In future filings, please revise to remove the title of the certifying officer.
Response:
     The Company will revise its future filings in accordance with the Staff’s comment.
* * * * *

United States Securities and Exchange Commission
February 14, 2006

     We would appreciate receiving your response to this letter at your earliest convenience, as Hollywood Media would like to proceed with submission of its request for acceleration of effectiveness after the Staff completes its review of these matters.
     If you have any questions regarding the responses set forth above, please do not hesitate to contact me at (813) 225-4132.

Very truly yours, FOLEY & LARDNER LLP
/s/ Steven W. Vazquez